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                                                                     EXHIBIT 11

                                                      PERSONAL AND CONFIDENTIAL
                                                          ATTORNEY WORK PRODUCT

FOR IMMEDIATE RELEASE
CONTACT: GEORGE PASLEY
V.P. COMMUNICATIONS
214-953-4510
WEB SITE: PRNEWSWIRE.COM/GIX

               GLOBAL BOARD UNANIMOUSLY REJECTS WHX TENDER OFFER

  DALLAS, TEXAS, DECEMBER 23, 1998--Global Industrial Technologies, Inc. (NYSE: GIX) today announced that its Board of Directors voted unanimously to reject WHX Corporation's (NYSE: WHX) unsolicited tender offer to acquire Global for $10.50 per share, saying that the WHX offer is "an attempt to buy Global at the wrong price and at the wrong time--just as we are seeing significant improvements from operations that will make your Company profitable in 1999." In a letter to Global stockholders, Global's Chairman and Chief Executive Officer Rawles Fulgham expressed the Board's unanimous recommendation that stockholders not tender any of their Global shares into the WHX offer, and stated that the "WHX move is opportunistic; it has made its offer at a time when the Board believes Global's share price is temporarily low as a result of the poor world-wide market conditions that have been affecting our businesses, and just as the integration of A.P. Green into our Harbison-Walker operations has made your Company one of the largest and most cost-effective refractories companies in the world."

  In reaching its determination and recommendation to unanimously reject WHX's offer, the Board considered a variety of factors, including the opinion of each of Global's financial advisors, Wasserstein Perella & Co., Inc. and J.P. Morgan & Co., Inc., that WHX's offer is inadequate, from a financial point of view, to Global's stockholders. A more detailed description of those reasons are set forth in the Solicitation/Recommendation Statement on Schedule 14D-9, which Global urges stockholders read carefully and completely.

  The full text of Global's letter to its stockholders is attached to this press release.

  Global is a major manufacturer of technologically advanced industrial products that support high-growth markets around the world. Products include forged flanges; undercarriage parts for track-mounted vehicles; modular cells for refining nonferrous metals; premium refractories for lining heat-containing industrial vessels such as steel furnaces; raw materials used to make refractory products, processing and recycling equipment.

  This document and the attachments hereto may contain certain statements that are not strictly historical and are considered "forward-looking" statements under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be realized. Forward-looking statements involve known and unknown risks which may cause the Company's actual results and corporate developments to differ materially from those expected. Factors that could cause results and developments to differ materially from the Company's expectations include, without limitation, changes in manufacturing and shipment schedules, delays in completing plant construction and acquisitions, currency exchange rates, new product and technology developments, competition within each business segment, cyclicity of the markets for the products of a major segment, litigation, significant cost variances, the effects of acquisitions and divestitures, and other risks described from time to time in the Company's reports with the Securities and Exchange Commission including quarterly reports on Form 10-Q, annual reports on Form 10-K and reports on Form 8-K.

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Letter to stockholders follows:

                                                              December 23, 1998

Dear Fellow Global Industrial Technologies Stockholder:

  On December 17, 1998, WHX Corporation began a hostile tender offer to buy your shares of stock in Global Industrial Technologies, Inc.

  It is your Board's unanimous opinion that WHX's offer, which values Global at $10.50 per share, is too low, and that it is not in your best interests to tender your shares pursuant to WHX's offer. The WHX move is opportunistic; it has made its offer at a time when the Board believes that Global's share price is temporarily low as a result of the poor world-wide market conditions that have been affecting our businesses, and just as the integration of A.P. Green into our Harbison-Walker operations has made your Company one of the largest and most cost-effective refractories companies in the world.

  Your Board believes that WHX's bid is an attempt to buy Global at the wrong price and at the wrong time--just as we are seeing significant improvements from operations that will make your Company profitable in 1999. We have provided value to the stockholders in the past--only seven months ago Global's stock had traded as high as $18.625, which represented a 13.2% compounded annual return to stockholders based upon the price at which the Company's shares began trading in 1992--and we are confident we can do so in the future. To sell Global at this time and at WHX's offered price would benefit WHX and its stockholders at the expense of your best interests. ACCORDINGLY, YOUR BOARD STRONGLY RECOMMENDS THAT YOU DO NOT TENDER ANY OF YOUR SHARES INTO WHX'S OFFER.

  In reaching its determination and recommendation to reject WHX's offer, your Board closely analyzed the offer with the Company's management and independent outside advisors and considered a variety of factors, including the opinion of each of Global's financial advisors, Wasserstein Perella & Co., Inc. and J.P. Morgan & Co., Inc., that WHX's offer is inadequate from a financial point of view to Global's stockholders. A more detailed description of those reasons are set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 which we enclose for you. We urge you to read the Schedule 14D-9 carefully and completely.

  Your Board is committed to building stockholder value through the realization of the strategic plan your Board has set for the Company. To accomplish this objective, we have:

  . Disposed of non-core businesses;

  . Acquired five refractories businesses, including A.P. Green, giving
   Global a substantially increased and improved market position in North America and elsewhere;

  . Initiated and, in less than six months, substantially completed a significant restructuring and integration of our refractory operations, producing $30 million in annual synergies and cost savings. We anticipate that an additional $6 million of synergies will be attained by the end of the second quarter of 1999;

  . Ensured that the Board's strategic plan would be implemented as quickly as possible and with continuity of leadership by putting in place a management team with an expert and intimate knowledge of Global's operations; and

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  . Continued to take steps to improve near-term operating efficiency and profitability and proceeded to evaluate further possible asset dispositions as part of our long-term strategic plans to enhance stockholder value.

The results of these efforts are just beginning to become apparent in our operational performance. As a result, we fully expect to return to profitability in the first half of 1999. Our anticipated profitability over the course of 1999 will be driven by a meaningful improvement in our operating margins over the course of the year as we gain the full synergistic benefits of the strategic repositioning we undertook in 1998.

  Many of you may have questions about how a hostile tender offer works. You should know that you are not hurt by taking your time to consider the offer. WHX's offer cannot expire before January 15, 1999, and given all the conditions in WHX's offer, it's likely the deadline will be pushed back even later. Among other things, the Offer is conditioned on the Board taking several actions to facilitate the Offer. As described in the enclosed Schedule 14D-9, the Board has no intention of taking any such steps. Accordingly, there is no near-term prospect of WHX purchasing shares pursuant to the Offer.

  Global Industrial Technologies has an exciting future which we are just beginning to realize. This is not the time to sell our Company. WHX is clearly acting in its own best interests and not in yours.

  Thank you for your investment in and support of Global.

                                          Sincerely,

                                          Rawles Fulgham
                                          Chairman and Chief Executive Officer